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                                                                    EXHIBIT 99.2

                              Separation Agreement

Effective as of August 1, 2001, that parties hereto agree that the Employment Agreement made and entered into as of September, 2000, by and between viaLink International, Inc. (the "Company") and Chris Riley (the "Employee") shall be terminated on the following terms:

1. Company and Employee acknowledge that the effective date of Employee's separation shall be the effective date of this Agreement; provided, however, only that compensation set forth in this Agreement shall be paid to Employee, whether or not accrued prior to the effective date of separation date.

2. In connection with such termination, Company and Employee agree that Company shall continue to pay Employee's salary of $150,000 as follows: (a) $15,000 paid in cash within three business days of complete execution of this Agreement, (b) $15,000 paid in common stock of The viaLink Company, to be transferred to Employee's stock brokerage account (to be designated in writing or via e-mail by Employee) within three days of complete execution of this Agreement, and (c) 15,000 paid monthly, starting on October 15, 2001, and ending with the payment on May 15, 2002, to be paid in either shares of common stock of The viaLink Company of equal value to the dollar amount payable or in cash, at Company's option. It is the intention of the parties that the payments made pursuant to this paragraph shall be regarded as employee compensation and as such could constitute a claim for wages in any bankruptcy proceeding involving Company.

3. Company will cause its records to reflect that Employee is on furlough. For purposes of continuing Employee's coverage under Company's medical and dental insurance plans, to the extent legally permissible Company shall report to Company's medical and dental insurer Employee's status in such manner as best calculated to continue Employee's coverage under those plans. Employee shall not be regarded as continuing Employee's employment with the Company for any other reason.

4. Company will cause the administrator of the stock option plan of The viaLink Company to reflect continuing vesting of Employee's previously granted 300,000 stock options granted by The viaLink Company to Employee. All options vested and to become vested shall continue in force in accordance with the terms and conditions of the stock option plan until December 31, 2003, upon which date they will expire without notice to Employee, (unless Employee has previously exercised the options, in which case they will be terminated by virtue of exercise and not replaced).

5. Employee shall keep the laptop computer and Palm Pilot currently owned by Company but in Employee's possession. To the extent Employee has any other property of Company in Employee's possession, Employee shall identify it in writing to Company and Company shall have the right to have it returned to Company at Employee's expense or to waive its rights therein.

6. All relocation expenses incurred by Employee as of September 25, 2001, shall be the responsibility of Company in accordance with the published relocation plan in effect when Employee was hired by Company. In the event of a conflict between the then published relocation plan and Employee's contract for employment first referenced above concerning Employee's relocation, the terms and conditions of the contract for employment shall prevail. Any expenses related to or accruing due to Employee's relocation incurred following September 25, 2001, shall be borne by Employee and not Company.

7. Pending expenses incurred and reported by Employee shall be paid promptly upon complete execution of this Agreement if not previously paid. Of the reported $24,516.27, deductions shall be made for certain Hong Kong expenses previously paid to Mr. Richard Tsiang in the amount of $4,038.46 and for personal use of Company's cell phone in the amount of $3,000.00. Net final expenses due Employee shall thus be $17,477.54.

8. Other than as herein agreed, each party hereto releases the other, and the other's affiliates, directors, officers, employees, heirs, and assigns, from any and all claims, demands or causes of action regarding the contract of employment first referenced above, Employee's employment by Company, any statute or law purporting to or actually controlling Employee's employment by Company, and Employee's acts or omissions while employed by Company. The terms of this Separation Agreement shall supercede and control any contrary provision of any other agreement between the parties.


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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed this Separation Agreement effective as of the date first above written.

Company: viaLink International, Inc.            Employee:


By: /s/ Craig Smith                             /s/ Chris Riley
    ----------------------------------          --------------------------------
                                                Chris Riley

Title: Vice President
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